

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2010

Solarflex Corp.
113 Barksdale Professional Center
Newark, Delaware 19711

>   **Re: Solarflex Corp.**
>   **Registration Statement on Form S-1**
>   **Filed July 12, 2010**
>   **File No. 333-168068**

Ladies and Gentlemen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please expand the second paragraph to disclose the <u>net</u> proceeds if all of the shares offered by you are purchased.

2. Please reconcile the reference in the third paragraph to your intent for your common stock to be sold by your "officers and Directors" with the disclosure in sixth paragraph on page 29 that you intend to sell shares through one or two identified directors.

3. We note your disclosure in the fifth paragraph that you arbitrarily determined the offering price of the shares being offered. Please reconcile this disclosure with your disclosure in the penultimate paragraph on page 14 indicating that the determination was "'to a large extent' arbitrary," and your disclosure in the second sentence on page 17 listing additional factors you considered in determining the offering price.

4.   Please disclose briefly on the cover page and in more detail in the "Plan of Distribution" section on page 29 how the shares will be marketed and how your officers and/or directors will identify potential investors in the offering.

5.   You must provide all information on the cover page required by Item 501 of Regulation S-K, such as the date the offering will end. Also, the information on the date the offering will end should be consistent throughout your filing. For example, we note the statements: (1) on the cover page that the offering will close no later than 180 days; and (2) in the second paragraph on page 6 that the offering will terminate six months after the registration statement is declared effective.

Table of Contents, page 3

6.   Tell us how the last sentence on this page is consistent with Section 12(a)(2) of the Securities Act.

Our Company, page 5

7.   Please clarify unexplained technical terms in your filing. For example, we note the reference in the second paragraph of this section to a "solar photovoltaic element that absorbs the solar spectrum" and the references on page 17 to a "doped layer," "heterojunction metal oxide layer" and a "graded-band gap layer."

8.   Regarding the disclosure in the second paragraph about your belief that the technology underlying the patent application "has the potential to be adopted as a standard in all homes and businesses, and if so adopted, it may have a significant impact on promoting solar power and efficiency," please:

   •   disclose the basis for your belief; and

   •   reconcile the disclosure about your belief with the disclosure on page 9 that "there is nothing at this time on which to base an assumption that [y]our business operations will prove to be successful."

9.   Given that you have not yet developed the prototype device, tell us why it is appropriate to disclose that your anticipated product compares favorably to other, existing products and technologies. For instance, you state on pages 1 and 17 that the solar photovoltaic element you plan to produce "enables an increase of solar energy conversion," and on page 17 you state that your product, once manufactured, will "reduce... cost," "enhance the flexibility of manufacturing steps," and "improve manufacturing efficiency." We note similar comparative statements on pages 18-19 as well. Please advise or revise throughout your prospectus accordingly.

10.   Please expand the disclosure in the third paragraph regarding the development of a prototype to disclose how long it will take to construct the prototype of your product. We

note the disclosure in the fourth paragraph on page 21 that you believe the development will take approximately twelve months.

Our Direct Public Offering, page 5

11.   Please expand your disclosure at the top of page 6 regarding the lack of a public market for your stock to highlight that you do not intend to register your stock in any state, and disclose the impact that will have on your market for your securities. We note the disclosure in the second and third sentences on page 15.

The Offering, page 6

12.   Please expand this section to disclose the net proceeds from the sale of up to 2,500,000 shares of your common stock.

Risk Factors, page 8

13.   Please add a risk factor to describe the anti-takeover effect of the amount of your authorized but unissued common equity.

14.   Please add a risk factor or expand the appropriate risk factor to compare the offering price per share with the weighted average per share price paid by your existing shareholders in February 2010.

If we are unable to obtain funding for development of a valid prototype..., page 9

15.   Please reconcile the disclosure in this section that you will not have sufficient funds to engage a company to work with you to develop a prototype if you are unable to raise at least $30,000 in net proceeds with the table on page 21 where you indicate your intent to use $3,500 for prototype development costs whether you raise $18,500 or $48,500 in net proceeds.

16.   Regarding the disclosure in this section that you believe you will have "sufficient funds to reach the basic goals of [y]our business plan" if you raise $30,000 in net proceeds:"

        •   please expand the disclosure to identify the "basic goals;" and

        •   please clarify whether the sufficient funds of $30,000 allows you to also fund your administrative expenses, operating expenses and proposed research and development for the next twelve months mentioned in the first sentence of the second paragraph on page 9.

17.   Regarding the disclosure in this section that you believe you will need an additional $45,000 to "bring the product to market on a full-scale basis:"

- please reconcile the reference to $45,000 with the disclosure in the second paragraph on page 9 that you will require "<u>substantial additional capital</u> following the development of a prototype in order to market, to arrange for the manufacturing of and to sell [y]our product;" and

- tell us, with a view to disclosure, whether the references in the first paragraph on page 9 to net proceeds of $30,000 and an additional $45,000 are sufficient to meet your need disclosed in the third sentence of the second paragraph on page 9.

<u>We do not have sufficient cash to fund our operating expenses..., page 9</u>

18.   We note the first sentence of this section that currently you do not have sufficient cash on hand to fund your administrative expenses, operating expenses and research and development program for the next twelve months. Please clarify whether you currently have sufficient resources to comply with your obligations under the federal securities laws. If you do not have such resources, please:

- prominently highlight in your document the resulting lack of information that will be available to investors; and

- provide us your analysis supporting your conclusion regarding whether acceleration of the effective date of this registration statement would be in the public interest and consistent with the protection of investors per Rule 461.

<u>We are a small company with limited resources..., page 10</u>

19.   Please note that mitigating language is not appropriate risk factor disclosure. Please revise this risk factor to eliminate the references to the technology on which you plan to base your prototype as "unique."

<u>If our intellectual property protection is inadequate, page 11</u>

20.   Please disclose when the patent application was filed and the status of its processing.

<u>You may experience difficulties in attempting to enforce liabilities, page 12</u>

21.   Please add a risk factor to highlight the risk of doing business in foreign countries. We note the first sentence of this section that your offices are located in Israel.

22.   Please expand this section to clarify whether your assets are currently held outside of the United States and whether you expect your assets to be held outside the United States in the future.

23.   We note the repeated use of the term "may' in this section. Please revise the disclosure to clarify the reason for the uncertainty. Also:

- please revise the third bullet to clarify whether obligations imposed by judgments related to violations of the United States federal securities laws are "enforceable according to the rules relating to the enforceability of judgments in Israel" and whether the substance of such judgments "is contrary to public policy;" and

- please revise the seventh bullet to clarify whether Israeli courts deem judgments of United States courts related to violations of the United States federal securities laws "rendered by a court not competent to render it according to the private international law in Israel."

There is no established public market for our stock, page 14

24.   Please reconcile the references throughout your filing to the lack of a market for your common stock. For example, we note the reference on the cover page to "no public market" for your stock, the reference on page 14 to "no established public market" for your stock and the reference in the second paragraph on page 23 that there has been "no market" for your stock.

States securities laws may limit secondary trading, page 15

25.   Please clearly indicate in which states investors can resell your securities given that you do not plan to register or qualify your stock in any state.

Use of Proceeds, page 16

26.   Please expand to show a reasonable range of net proceeds assuming that not all of your offered securities are sold. We note that the current disclosure does not include: (1) the use of proceeds based on less than 50% of the shares sold; and (2) the use of $30,000 in net proceeds given your disclosure in the second paragraph on page 8 that you may have to suspend or cease operations if you receive less than $30,000. Also disclose the amount and sources of other funds needed to accomplish the disclosed plans if not all securities are sold.

27.   If proceeds are to be used to repay loans, such the unsecured, non-interest bearing loans from your two directors mentioned in the penultimate paragraph on page 26, please state so directly. Please also clarify whether any of the proceeds can be used for salaries or other payments to your officers or directors.

Determination of Offering Price, page 16

28.   Please reconcile the disclosure in the first sentence on page 17 that the offering price was determined arbitrarily with the disclosure in the second sentence where you mention several factors that were considered in determining the offering price.

29.   If you considered factors in determining the offering price, please tell us, with a view to disclosure, whether you considered the price paid for your shares by your five stockholders in February 2010.

Dilution, page 17

30.   We note that the "historical net tangible book value" you present here includes the assumption of offering proceeds. We do not see where you have presented the tangible book value per share before the offering as required by Item 506 of Regulation S-K. Please revise to provide this information.

31.   Please expand to discuss the dilution that would occur at each of the ranges of proceeds you provide in the table on page 16. Also, clearly compare the public contribution under the proposed public offering and the effective cash cost of common equity acquired by officers, directors, promoters and affiliated persons.

Our Business, page 17

32.   Please expand the appropriate section to provide the disclosure required by Item 101(h)(4)(ii) and (v) of Regulation S-K.

The Market, page 18

33.   Regarding the market data that you disclose in this section, please tell us:

- how you confirmed that the data used in the registration statement reflects the most recent available information;

- whether all of the data is publicly available;

- whether you paid for the compilation of any of the data;

- whether any of the data was prepared for your use in the registration statement; and

- whether the authors of the data consented to your use of such data in the registration statement.

        If you are affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

34.   Please clarify what portion of the units mentioned in the first sentence of this section is related to your business.

35.   To the extent you do not plan to distribute your product in the United States, tell us why it is appropriate to include statistics regarding the size of the United States market for

photovoltaic products. Similarly, to the extent you do not plan on selling your product in the countries mentioned in the fourth paragraph of this section or in your disclosure on page 20 regarding government regulation, tell us why it is appropriate to include the disclosure in those paragraphs.

36.   Please tell us the purpose of the reference to the websites in the first and second paragraphs of this section. If you are attempting to satisfy your disclosure obligations by reference to these websites, please tell us the authority on which you rely that permits such a disclosure technique.

Photovoltaic Element Technology, page 18

37.   Regarding the last sentence on page 18, please clarify:

- who believes that your method will deliver "superior results;" and

- the basis for the belief that your method will deliver such results given that you have not yet created a working prototype of your product.

38.   Please disclose the basis for your belief mentioned in the penultimate sentence of this section, as well as the beliefs noted in your "Competitive Advantages" section on page 19, and to what extent you considered the fact that you have not yet created a working prototype of your product in forming these beliefs.

Competition, page 19

39.   Please tell us why you have chosen to identify the named multinational companies as your competitors given the size of your company and the stage of your development. As appropriate, please distinguish between your current competitors and those you expect to compete against in the future.

40.   Please tell us the purpose of the reference in the second paragraph of this section to the unique nature of your technology "as explained in detail in the Patent Application" and the reference in the sixth paragraph on page 19 to the method "detailed in the Patent Application." If you are attempting to satisfy your disclosure obligations by reference to the quoted phrases, please tell us the authority on which you rely that permits such a disclosure technique.

Existing or Probable Government Regulation, page 20

41.   Please expand this section to disclose the material government regulations applicable to your business. It appears that you have only disclosed in this section laws and regulations that encourage the development of energy.

Reports to Security Holders, page 21

42.   Regarding your disclosure in this section, please:

- reconcile the disclosure that you will make available to securities holders an annual report with the disclosure in the "Available Information" section on page 32 that you furnish stockholders with annual reports;

- reconcile the disclosure that you intend to become a reporting issuer under Section 12 of the Exchange Act with the disclosure in the second paragraph of the "Available Information" section that you are subject to the informational requirements of the Exchange Act;

- disclose when you plan to file a registration statement to register a class of securities under Section 12 of the Exchange Act;

- clearly state the difference between becoming "a 'reporting issuer' under Section 12" and filing the reports you mention in the second paragraph of the "Available Information" section; and

- add any appropriate risk factors that explain the significant differences, including the automatic reporting suspension in Section 15(d) of the Exchange Act and the applicability of Section 16 and the proxy rules.

Plan of Operation, page 21

43.   Please tell us, with a view to disclosure, how the construction of a basic prototype would only cost $3,500 given: (1) your belief mentioned in the second paragraph of this section that it will take approximately twelve months to construct a basic prototype; and (2) your disclosure in the penultimate paragraph on page 19 that you intend to rely on third parties to develop a prototype.

44.   Please clarify how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws.

Analysis of Financial Condition and Results of Operations, page 22

45.   Please reconcile the amount presented here as current liabilities ($33,640) to the amount presented in the financial statements as of May 31, 2010 ($32,500).

Directors and Executive Officers, page 23

46.   Please ensure that you have disclosed the business experience of Messrs. Rogov, Kaktinieks and Berezovksy for the last five years and provided an explanation as to the nature of the responsibilities they undertook in their prior positions so investors have

adequate information concerning their prior business experience. For example, it is unclear if Mr. Rogov has been working as a senior program engineer from 2006 until February 2010. Also, please expand your disclosure to address:

- how the board determined that Mr. Rogov's experience at software companies provided "broad experience working with development teams," and an "extensive technical background" such that he should serve as a director;

- what the position of "Client Executive officer" entails at AS SEB Banka, and how or where Mr. Kaktinieks was principally occupied or employed from 2008 to 2009;

- specifically how Mr. Kaktinieks was "involved in fundraising at the European Union" from 2004 to 2010 and how this provided him with "extensive experience in fundraising;" and

- the nature of Rollsoft Ltd. at which Mr. Berezovsky has been a vice president of business development since 2009, and the nature of Lanicuer, the Argentine company that Mr. Berezovsky founded. Also indicate whether Mr. Berezovsky was "principally occupied" at Lanicuer for the five years prior to his employment at Rollsoft.

Board Leadership Structure, page 24

47.   Please reconcile the disclosure in this section that Mr. Rogov possesses both technical knowledge and management experience to fulfill his positions with the disclosure in the second risk factor on page 11 that your directors and officers have no experience in running a company that sells photovoltaic element devices.

Certain Relationships and Related Transactions, page 26

48.   Please file as exhibits the agreements mentioned in the last paragraph of this section.

49.   Please disclose the intended purpose of the difference in the price per share of $.0001 regarding the shares issued on February 24, 2010 and the price per share $.03 of the shares you are offering on a best efforts basis.

50.   We note your statements throughout this section that you believe the issuances of securities on February 24, 2010 were "deemed to be exempt." Please tell us the reason for your uncertainty.

Plan of Distribution, page 29

51.   Please file as exhibits any offering materials that will be used. We note that you filed the subscription agreement as exhibit 99.

52.   Please provide us a detailed analysis supporting your conclusions regarding the availability of the safe harbor or Rule 3a4-1 of the Exchange Act for Mr. Kaktinieks' and Mr. Rogov's participation in your offering. In particular, please explain how they will primarily perform substantial duties otherwise than in connection with transactions in securities, given that you intend to hire third parties to undertake the development of your prototype following the offering.

Offering Period and Expiration Date, page 30

53.   Expand your disclosure to describe the circumstances in which the offering may be extended.

54.   Please disclose where the subscription agreement and form of consideration are to be sent.

55.   Please disclose the length of time between your acceptance of a subscription and (1) when investors receive their full rights as shareholders, and (2) when investors will receive their stock certificates.

56.   Please discuss the participation of your affiliates in the offering, such as whether or not such participation is limited and the possibility that participation of those affiliates may impact the control over the affairs of the company by those affiliates.

Right to Reject Subscriptions, page 30

57.   Please explain the purpose of your statement that you have the right to accept or reject subscriptions "for any reason or no reason." Please disclose the criteria you will use whether to reject a subscription. Also, disclose the amount of time you will have to determine whether to accept a subscription.

58.   Please reconcile the disclosure that all monies from rejected subscriptions will be returned immediately with the reference in the subscription agreement filed as exhibit 99.1 that the funds will be repaid within twelve business days of such rejection.

Exhibit 99.1

59.   It is generally inappropriate to require investors to certify that they have read, acknowledged, agreed to or understood the prospectus. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief